June 22, 2005


Martin G. Klein, CEO
Electro Energy Inc.
30 Shelter Rock Road
Danbury Connecticut 06810



Re:	Electro Energy Inc.
	Form SB-2, Amendment No. 3
	File No. 333-121026
	Filed June 9, 2005


Dear Mr. Klein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Prior comment refers to our letter dated April 28, 2005.
Page
numbers refer to the marked copy furnished.




Risk Factors - Page 3
Risks Relating to our Company - Page 3
We have historically been dependent...


1. Refer to prior comment 4 and your response.  Please create a new
appropriate risk factor caption that highlights your dependence upon
EaglePicher, and the added risks associated with EaglePicher`s bankruptcy filing.
2. Refer to prior comment 9 and your response. Please revise to explain the term "thermal battery" and briefly describe EaglePicher`s
market for the "striker assembly" and "thermal battery."   Provide
adequate information so the reader may understand the likelihood of additional orders and the level of such orders.


Management`s Discussion and Analysis - Page 10
Three Months ended March 31, 2005 compared to three months ended
March 21, 2004

3. Please revise to explain in reasonable detail the reasons for the significant decrease in revenues from EaglePicher supply agreement.
For example, when were you notified by EaglePicher that order quantities would be cut? Was the order falloff anticipated at the time the supply agreement was signed?
4. We note you state you expect declining orders to persist. Discuss the basis for this conclusion. For example, what is you current order backlog? What has EaglePicher indicated to you about expected future orders?
5. Discuss the impact of the order decline on your costs of operation. For example, you have idle capacity and "unabsorbed overhead" in your Colorado Springs factory. How much is your quarterly overhead expense at that facility?


Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 13

Results of Operations, page 13

6. We see that you deleted the discussion of related party transactions for the annual periods. The registration statement should also include discussion of related party transactions for the annual periods. Please revise.



Financial Condition: Liquidity and Capital Resources, page 15

7. We see you have removed the discussion of liquidity and capital resources for the fiscal years. The registration statement should also include discussion of liquidity and capital resources for the annual periods. Please revise.


Certain Relationships - Page 45

8. Please identify the related parties referred to in the final paragraph in this section on page 46, or explain to us why the names need not be disclosed.
9. Expand to discuss the warrant issuance in connection with the development agreement discussed in Note 7 on page F-33, or advise why no disclosure is warranted.

Selling Security Holders - Page 48

10. We note your response to prior comment 21. Please include the natural person beneficial ownership information in the prospectus as previously requested.
11. We note your response to comment 22. We also note the disclosure in the fourth paragraph under "Plan of Distribution." Expand the second sentence in that paragraph to identify the broker-dealers that are also selling shareholders and are deemed to be underwriters in this offering. Please note that this status is unrelated to your statement in Note # to the table that these entities were not underwriters in the private placement.

Financial Statements
Note 7.  Related Parties, page F-33

12. You disclose that you sold warrants for $450,000, but that those warrants were valued at approximately $84,000. Tell us why the fair value of the warrants is not the $450,000 cash price paid for those warrants. Tell us and disclose how you plan to account for the excess of the cash price over your estimate of the fair value of the warrants. The response and disclosure should also describe the elements to which you attribute that excess value, including how those elements were valued.

13. We see that you recorded expense totaling $84,000 upon issuance of the warrants. Your disclosure suggests that the warrants were sold for cash. Tell us why you recorded the issuance as expense. That is, tell us why there is no receivable for cash due under the arrangement. You also disclose that you recorded deferred contract cost and additional paid-in capital. Tell us and revise to clarify the amounts for that journal entry. In general, show us how you recorded or plan to record the transactions and explain your rationale. We may have further comment upon review of that response.



* * * * * * * * *


      As appropriate, please amend your registration statement and, as applicable, periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. File amendment(s) to your 1934 Act reports within 10 business days of this letter`s date. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary
Todd
at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 551-3601 or me at (202) 551-3800 with any other
questions.

Sincerely,



Peggy Fisher
Assistant Director





cc. 	Duane Berlin (Lev & Berlin)
	VIA TELEFAX 203-854-1652




Martin G. Klein, CEO
Electro Energy Inc.
June 22, 2005
Page 4